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Exhibit 11.1

WESTERN GAS RESOURCES, INC.
COMPUTATION OF PER SHARE EARNINGS
DECEMBER 31, 2002

	Weighted Average Shares Of Common Stock Outstanding	Net Income	Earnings Per Share Of Common Stock
Net income		$50,589,000
Weighted average shares of common stock outstanding	32,952,543
Less preferred stock dividends:
$2.28 cumulative preferred stock		(1,265,053)
Special dividend on redemption of $2.28 cumulative preferred stock		(688,000)
$2.625 cumulative convertible preferred stock		(7,245,000)

	32,952,543	$41,390,947

Basic earnings per share of common stock			$1.26

Assume exercise of common stock equivalents (Anti-dilutive common stock equivalents are not used in this calculation)	655,017
	33,607,560	$41,390,947

Fully diluted earnings per share of common stock			$1.23

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  Exhibit 11.1